Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

03 FEB 26 AM 7:21

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

17 February 2003

03007070

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Sandra Walters
Assistant Company Secretary

FILE NO. 82-5205

BRAMBLES INDUSTRIES PLC

We wish to advise that, following our 21 November 2002 trading update, the Australian Securities & Investments Commission ("ASIC") is making preliminary enquiries in relation to comments concerning Brambles' financial performance during the period 28 August – 28 November 2002.

While no allegations have been made and no new matters have been raised, we consider it appropriate to keep the market informed.

Brambles will be providing ASIC with every assistance in its enquiries.

Lorraine Young
Company Secretary

17 February 2003

For further information, contact:

All Media:	Jeannette McLoughlin, Corporate Communications	+61 (0) 9256 5255 Mobile 0401 990 425
Investor **London:**	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Sydney:	Edna Carew, Corporate Communications	+61 (0) 2 9256 5204

The Brambles Industries Group is globally headquartered in Sydney, Australia.

FILE NO. 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Franklin Resources, Inc. and its affiliates

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of clients of Franklin Resources, Inc. and its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

14 February 2003

12) Total holding following this notification

58,455,230

13) Total percentage holding of issued class following this notification

8.08%

14) Any additional information

FILE NO. 82-5205

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 17 February 2003

Details of Registered Holders

Bank of New York, London	243,556	0.03%
Chase Nominees Ltd	48,340,021	6.68%
Citibank Nominees Ltd.	276,871	0.04%
Clydesdale Bank PLC, Glasgow	2,110,322	0.29%
Deutsche Bank AG, London	962,610	0.13%
Northern Trust Company	1,287,809	0.18%
Royal Trust Corp of Canada, London	784,587	0.11%
State Street Nominees Limited	4,449,454	0.62%
Total	58,455,230	8.08%